Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Fiscal Year Ended December 31,
	2016	2015	2014	2013	2012
Loss from operations	(110,732)	(119,076)	(75,846)	(33,950)	(15,890)
add: Fixed charges (see below)	383	344	173	58	53

Pre-tax loss from continuing operations plus fixed charges	(110,349)	(118,732)	(75,673)	(33,892)	(15,837)
Fixed charges:
Interest expense on indebtedness	—	—	—	—	—
Interest expense on portion of rent expense representative of interest	383	344	173	58	53

Total fixed charges	383	344	173	58	53

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(110,732)	(119,076)	(75,846)	(33,950)	(15,890)

$ in thousands